Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

March 14, 2011	TSX-V: TMM

NEWS RELEASE

SPROTT VOTES AGAINST GAMMON DEAL

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM) is very pleased to announce that Sprott Asset Management LP has advised Timmins Gold that it has voted the shares of Capital Gold Corporation (NYSE AMEX/TSX:CGC) over which it exercises direction or control against Gammon Gold Inc.’s proposed acquisition of Capital Gold. Further, Sprott has advised Timmins Gold that it intends to vote all of such shares in favour of the Timmins’ proposal for Capital Gold. Sprott Asset Management LP exercises direction and control over approximately 12.5% of the outstanding shares of Capital Gold, which based on Capital Gold’s disclosure, represents the largest single voting block.

Bruce Bragagnolo, CEO of Timmins Gold, stated: “We are very pleased that Sprott Asset Management LP has voted AGAINST the Gammon deal and has advised of its intent to vote in favour of the Timmins Gold proposal.”

Eric Sprott is a legendary investor, recently named Top Financial Visionary in Canada. Mr. Sprott has a long history of identifying emerging investment themes which have greatly benefited investors in Mr. Sprott’s funds. Some of Mr. Sprott’s most notable market calls include predicting the bursting of the technology and housing bubbles and the subsequent financial crisis, as well as the dramatic appreciation in the value of precious metals and other commodities.

VOTE AGAINST THE GAMMON TRANSACTION NOW TO PRESERVE YOUR RIGHT TO A BETTER DEAL

YOUR VOTE IS IMPORTANT

We urge you to vote AGAINST the Capital Gold board’s proposal to adopt the plan of merger with Gammon and send a strong message to the Capital Gold board. If you have any questions about which proxy card to use or how to vote please contact Innisfree M & A Incorporated at the number listed below.

Important Information

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This letter relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold stockholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold stockholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timmins.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers is available in a prospectus/proxy statement Timmins Gold filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

Caution Regarding Forward-Looking Statements

This letter contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan, “anticipate,” believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, production, reserves, level of activity, performance or achievements to be materially different from any future results, production, reserves, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results could also differ materially because of factors such as Timmins Gold’s ability to promptly and effectively integrate the businesses of Capital Gold and Timmins Gold, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. While these forward-looking statements, and any assumptions upon which they are based, reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Contacts:

Timmins Gold Corp. Bruce Bragagnolo CEO and Director 604-638-8980 bruce@timminsgold.com www.timminsgold.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor Shareholders Call Toll-Free: 877-800-5182 Banks and Brokers Call Collect: 212-750-5833

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